Exhibit 99.(k)(22)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 18th day of March, 2026 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Corporate Opportunities Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management and administrative services fees and to reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding acquired fund fees and expenses, distribution-related expenses, interest expense, taxes, expenses related to litigation and potential litigation, investment expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, and other costs, expenses and liabilities with respect to consummated and unconsummated investments) and extraordinary expenses, to an annual rate of 0.75% for the Fund.

2.	This Agreement will be effective from May 1, 2026 through April 30, 2027. This Agreement may be terminated only by the Board of Trustees of the Fund upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord, Abbett & Co. llc

By: /s/Randolph A. Stuzin

Randolph A. Stuzin

Member and Chief Legal Officer

Lord Abbett corporate opportunities fund

By: /s/Brooke A. Fapohunda

Brooke A. Fapohunda

Vice President, Secretary and Chief Legal Officer